Exhibit 99.44

MANAGEMENT DISCUSSION & ANALYSIS

For the nine-month period ended September 30, 2020

NOUVEAU MONDE GRAPHITE

TABLE OF CONTENTS

PREAMBLE	1
Period covered	1
Caution regarding prospective information	1

THE COMPANY	1
Corporate structure	1
Value proposition	2

RESPONSIBILITIES	2
Human capital	2
Environment	3
Societal	3

BUSINESS SEGMENTS	4
Matawinie project	4
Value-added products	6

COMMERCIAL STRATEGY	7
Sales	7
Partnerships, research and development	7
Market update	8

ADMINISTRATION AND GOVERNANCE	8
Leadership	9
Risks	9

THIRD QUARTER RESULTS	10
Exploration and evaluation expenditures	10
Operating results	10
Quarterly results	11

LIQUIDITY AND FUNDING	11
Operating activities	12
Investing activities	12
Financing activities	12

ADDITIONAL INFORMATION	12
Related party transactions	12
Off-balance sheet transactions	13
Critical accounting estimates, judgements and assumptions	13
Capital structure	13
Continuous disclosure	14
Management Discussion and Analysis | Q3-2020	i

PREAMBLE

This Management Discussion and Analysis (“MD&A”) dated November 19, 2020 has been prepared according to Regulation 51-102 of the continuous disclosure requirements and approved by the Board of Directors of Nouveau Monde Graphite Inc. (“the Company” or “NMG”).

This MD&A should be read in conjunction with the Company’s condensed consolidated interim financial statements dated November 19, 2020 and the audited consolidated financial statements as at December 31, 2019. The Company’s consolidated interim financial statements have been prepared in compliance with the International Financial Reporting Standards (“IFRS”). The monetary presentation currency is the Canadian dollar (“CAD”) and all the amounts shown are in Canadian dollars which is the Company’s functional currency.

PERIOD COVERED

This MD&A report is for the nine-month period ended September 30, 2020, with additional information up to November 19, 2020.

CAUTION REGARDING PROSPECTIVE INFORMATION

Certain statements in this document, which are not supported by historical facts, are of a prospective nature, which means that they involve risks, uncertainties and elements which could make actual results differ from the results predicted or implied by these same prospective elements. There are many factors that could cause such differences, including the economic impact caused by the coronavirus (“COVID-19”), the instability in market prices of metals, the impact of fluctuations in interest rates and foreign currency exchange rates, poorly estimated reserves, risks to the environment (more stringent regulations), unexpected geological situations, adverse mining conditions, regulation and Government policy changes (laws or policies), failure to obtain necessary permits and approvals from Government authorities, and any other risks associated with the operation and development.

Although NMG believes that the assumptions arising from the prospective statements are reasonable, it is strongly recommended not to place undue reliance on these statements, which are valid only until the time of this writing. However, in accordance with the provisions of the prospective information contained in Article 5.8 of Regulation 51-102, the Company agrees to disclose and discuss in subsequent management reports all significant variances between actual results and information or future financial outlook previously communicated.

THE COMPANY

CORPORATE STRUCTURE

The Company was established on December 31, 2012, under the Canada Business Corporations Act. NMG’s registered office is located at 331 Brassard Street, Saint-Michel-des-Saints, Québec, Canada, JOK 3B0.

The Company’s shares are listed under the symbol NOU on the TSX Venture Exchange, NMGRF on the OTCQX Market and NM9 on the Frankfurt Stock Exchange.

Management Discussion and Analysis | Q3-2020	1

As at September 30, 2020, the Company had a working capital of $4,233,061, had an accumulated deficit of $35,144,839, and had incurred a loss of $6,727,869 for the nine-month period then ended. Working capital included current tax credits receivable of $3,957,897 and cash of $7,044,695.

NMG’s ability to continue future operations and fund its exploration, evaluation, development and acquisition activities is dependent on management’s ability to secure additional financing in the future, which may be completed in a number of ways including, but not limited to, the issuance of debt or equity instruments, expenditure reductions, or a combination of strategic partnerships, joint venture arrangements, project debt finance, offtake financing, royalty financing and other capital markets alternatives. While management has been successful in securing financing in the past, there can be no assurance it will be able to do so in the future or that these sources of funding or initiatives will be available for the Company or that they will be available on terms which are acceptable to the Company. If management is unable to obtain new funding, the Company may be unable to continue its operations, and amounts realized for assets might be less than amounts reflected in these consolidated financial statements. These circumstances indicate the existence of material uncertainties that cast significant doubt upon NMG’s ability to continue as a going concern and accordingly, the appropriateness of the use of IFRS applicable to a going concern. The consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, expenses and financial position classifications that would be necessary if the going concern assumption was not appropriate. These adjustments could be significant.

Although management has taken steps to verify the ownership rights in mining properties in which the Company holds an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the title property for the Company. The title may be subject to unregistered prior agreements and may not comply with regulatory requirements.

VALUE PROPOSITION

NMG intends to become a major producer of natural flake graphite, anode material for lithium-ion batteries and other value-added graphite solutions with the industry’s lowest environmental footprint.

The Company is engaged in sustainably developing its flagship property, the Matawinie mining project, and implementing its business strategy for the secondary transformation of graphite. NMG intends to electrify all of its activities leveraging Québec’s clean hydropower and is expected to operate the world’s first all-electric open-pit mine.

Vision	Drive the transition to a green future through sustainable Zero-Carbon SolutionsTM.

Mission	Provide the greenest advanced graphite materials with a carbon-neutral footprint for a sustainable world.

Values	Safety, responsibility, openness, integrity and entrepreneurial spirit.

RESPONSIBILITIES

HUMAN CAPITAL

The Company is committed to providing a safe work environment to its staff and business partners. For the nine-month period ended September 30, 2020, NMG had an Occupational Safety and Health Administration (“OSHA”) Recordable Incident Rate of 0.

Management Discussion and Analysis | Q3-2020	2

In response to the COVID-19 pandemic, NMG has implemented preventive measures and strict work protocols to provide a safe environment to its employees, contractors and communities.

Focused on sustainable development, the Company has launched initiatives to train and hire local workers, particularly through the “Comité de formation de la main-d’oeuvre de la Haute-Matawinie”, which includes industrial, institutional and business partners who come together to share services.

•	Diploma of Vocational Studies in Production Equipment Operation: The first cohort of this on-the-job training program leading graduates to a position as an operator at the ore concentrator plant was launched on June 22, 2020. In parallel, a second cohort was launched on October 26, 2020. There is significant interest in the region to support multiple cohorts and develop a skilled workforce in anticipation of the commercial mining operations.

•	Mining and Logging Essentials: This sociovocational integration program is for members of the Atikamekw communities and aims to reinforce the employability of Indigenous workers. Program enrollments were completed in the first quarter; the launch is paused until the COVID-19 situation enables easier movements between the Manawan and Saint-Michel-des-Saints communities.

ENVIRONMENT

The Company plans to develop its projects to extract and transform natural graphite while limiting its environmental footprint. Dedicated to stringent sustainable development standards, NMG is committed to adopting a fully electric operating model. By leveraging Québec’s renewable hydropower, the Company will produce carbon-neutral graphite-based solutions for the booming battery markets supporting the energy transition.

On April 15, 2019, the Company officially filed its Environmental and Social Impact Assessment (“ESIA”) for the Matawinie project with the Government of Québec, an important step in the mining project’s analysis and authorization. The Government of Québec issued a notice of admissibility for the ESIA of the Matawinie project, following its analysis by 25 provincial agencies and ministries. Subsequently, the Ministère de l’Environnement et de la Lutte contre les changements climatiques (“MELCC”) gave the Bureau d’audiences publiques sur l’environnement (“BAPE”) the mandate to launch a public consultation. Public hearings held in January and February 2020 informed the commission’s report, which was tabled in June 2020 (see press release dated June 26, 2020).

•	The Commission recognized the economic justification, environmental innovations, integration measures and social benefits associated with the mining project and identified avenues for enhancement.

•	The Government’s environmental assessment is continuing at the MELCC which is expected to lead to the adoption of a decree authorizing the Matawinie mining project in the coming months.

Mine tailings represent a significant environmental responsibility. NMG has put forward innovative design criteria by prioritizing the desulphurization of tailings, the gradual backfilling of the pit, and the co-disposal of waste rock and tailings. An experimental cell was built during the third quarter of 2020 to demonstrate in real conditions the performance of this innovative environmental method.

SOCIETAL

The main industries in the Upper Matawinie region are recreation and forestry. In keeping with its environmental and ethical development goals, the Company has launched many initiatives since the Matawinie graphite deposit was discovered in 2015 to align the project with the realities, concerns and values of the local community:

Management Discussion and Analysis | Q3-2020	3

•	over 70 information events, including public sessions and open-house events, to establish open and constructive dialogue with local organizations, residents, cottage owners, and members of First Nations;

•	creation of a stakeholder committee (2017) to build trust with stakeholders throughout the mining development process and integrate concerns and expectations in the project design.

•	consultations as part of the ESIA to analyze resident perspectives and identify mitigation or enhancement measure ;

•	a pre-development agreement with the Atikamekw First Nation (2019), i.e. the Conseil des Atikamekw de Manawan and the Conseil de la Nation Atikamekw, to provide a guideline for negotiating an Impact and Benefit Agreement for the Matawinie project;

•	a collaboration and benefit-sharing agreement with the municipality of Saint-Michel-des-Saints (2020) to set out a concrete social, economic and environmental development partnership through financial and participatory mechanisms; and

•	surveys to measure social license conducted in 2018 and 2019 among residents of Saint-Michel-des-Saints and Saint-Zénon, which showed a high and stable rate of support for the project: 83% (2018) and 82% (2019).

BUSINESS SEGMENTS

MATAWINIE PROJECT

The Matawinie property includes 319 mining claims covering 17,585 hectares, in which the Company owns a 100% interest. The Tony Claim Block is located approximately 150 km north of Montreal, Québec, Canada, in Saint-Michel-des-Saints. This block is easily accessible via existing forest roads and is close to high-quality infrastructure, including paved roads and high-voltage power lines. The regional community has an abundance of skilled labourers who are available following the permanent cessation of many forestry activities. The project is located close to the Montreal metropolitan area, which also has a considerable pool of nearby labour and suppliers of goods and services.

On October 25, 2018, the Company announced the results of a feasibility study (“FS”) covering the West Zone deposit of the Tony Claim Block, which is part of its Matawinie graphite property. The FS performed by Met-Chem/DRA, in compliance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101), demonstrated the project’s economic potential:

•	pre-tax net present value (“NPV”) of $1.287 billion at an 8% discount rate;

•	after-tax NPV of $751 million at an 8% discount rate;

•	pre-tax internal rate of return (“IRR”) of 40.6%;

•	after-tax IRR of 32.2%;

•	life of mine (“LOM”) of 25.5 years;

•	mine pay back estimated at 2.2 years (pre tax);

•	mine pay back estimated at 2.6 years (after tax);

•	initial capital costs (“Capex”) of $276 million (including contingency of $31.5 million);

•	operating expenditures (“Opex”) of $499 per tonne of concentrate;

•	average sales price of graphite concentrate at $1,730 US per tonne; and

•	USD/CAD conversion rate of 1.307.
Management Discussion and Analysis | Q3-2020	4

Operational highlights of the FS include:

•	average annual full production of 100,000 tonnes of graphite concentrate;

•	a Probable reserve of 59.8 million tonnes at a 4.35% Cg average grade contained in the mineralization;

•	graphite milling recovery above 94%;

•	finished product / concentrate purity above 97% Cg; and

•	stripping ratio (LOM) of 1.06:1

Resource

In March 2020, the Company published an updated pit-constrained Mineral Resource Estimate (the “Current Resource”) for its West Zone deposit, located in the Tony Claim Block part of its Matawinie graphite property (see press release dated March 19, 2020). The Resource Estimate includes a 25.6% increase in the combined Measured and Indicated Mineral Resource categories with a minimal change to the new resource pit footprint and mineralization that remains open at depth and both to the north and south. This update follows a drilling campaign completed in the fall of 2019 (see press release dated December 3, 2019).

The Current Resource is summarized below and compared to the previous pit-constrained Mineral Resource Estimate (the “Previous Resource”) published in a press release dated June 27, 2018.

RESOURCE CATEGORY	CURRENT RESOURCE (March 19, 2020)			PREVIOUS RESOURCE (June 27, 2018)
	Tonnage (Mt)	Grade (% Cg)	Cg (Mt)	Tonnage (Mt)	Grade (% Cg)	Cg (Mt)
Measured	24.5	4.27	1.05	0	0	0
Indicated	95.8	4.26	4.08	95.8	4.28	4.10
Measured + Indicated	120.3	4.26	5.13	95.8	4.28	4.10
Inferred	4.5	4.43	0.20	14.0	4.19	0.59

The block model, used to generate the Current Resource of the West Zone deposit, is based on a total of 149 core drill holes which produced 8,274 samples as well as 207 samples collected from channeling work in three (3) trenches. In all, 23 mineralized horizons encased in paragneiss units were interpreted and modelled from this data.

Demonstration plant

Since the third quarter of 2018, the Company has been operating a demonstration plant in Saint-Michel-des-Saints to support its business strategy and notably to:

•	qualify the Company’s graphite products and establish a sales record;

•	test and improve processes for commercial operations;

•	test new innovative technologies of tailings management and site restoration; and

•	train employees and promote future employment opportunities to local labour.

Several hundred tons of graphite concentrate have been produced so far with the materials extracted from the West Zone Deposit of the Matawinie graphite property with grades between 94-98% Cg (as per technical requirements).

Mine and concentrator

The detailed engineering and procurement services for the construction of the mine and concentrator have progressed with SNC-Lavalin’s technical team, in partnership with Seneca and Boucher-Lachance Architects (see press release dated November 5, 2019 on the awarding of the contract).

Management Discussion and Analysis | Q3-2020	5

The Company is also advancing permitting preparation to enable fast construction mobilization for critical early works as soon as the governmental decree is received.

As part of its electrification strategy, the Company is committed to having both its heavy equipment used for mining operations and its ore concentration and processing activities become fully electric within the first five years of production. This operating model, a first for an open-pit mine, represents a reduction of over 300,000 tonnes of CO2 emissions over the mine’s lifespan as well as a significant advantage over peers globally.

•	NMG has been selected as the first mining partner of the Canadian and Quebec governments as they roll out their electrification strategy (see press release dated November 2, 2020). Through a collaborative endeavor bringing together research and industry leaders, the Company will support the development and testing of electric systems and rapid recharging infrastructure for heavy vehicles adapted to open-pit mining.

Furthermore, the Company has mandated Hydro-Québec, the state owned corporation that produces, transports and delivers power, to develop, install and operate a 120-kV electrical line that will supply the mine site and help meet its carbon-neutrality target. A dedicated line will connect the Matawinie project mine and concentrator to Hydro-Québec’s hydropower network that will enable the full electrification of its operations (see press release dated April 15, 2020).

VALUE-ADDED PRODUCTS

NMG is developing a line of specialty products ranging from expandable graphite (for industrial applications, such as an additive to roofing membranes and construction materials providing increased end-use safety) to spherical graphite, which is an essential component in all lithium-ion batteries used in electric vehicles, energy storage solutions and consumer technology applications such as 5G technologies.

During the nine-month period ended September 30, 2020, the Company made considerable progress with respect to its value-added product (“VAP”) development. The micronization and spheronization equipment at the demonstration plant operating in Saint-Michel-des-Saints have been commissioned and have produced the first samples of spherical graphite, which attests to the performance of the secondary transformation process developed by NMG (see press release dated February 26, 2020).

The Company has also developed a thermochemical purification process to complete its market offering of products with purity greater than 99.95%. On October 27, 2020, NMG announced a five-year agreement with Olin Corporation which covers the manufacturing space for operations, site services and the supply of certain raw materials to support the commercialization of NMG’s advanced graphite materials.

•	The Company’s first two commercial-scale pilot plant purification modules will be constructed within existing space at Olin Corporation’s Bécancour, Québec facility. Slated for H2 2021, the scalable furnaces shall have a nameplate capacity of 1,500 tonnes purified battery-grade graphite per year, and should generate near-term cash flow.

•	NMG has reserved a 2 million-square-foot land in the Bécancour industrial park, adjacent to Olin’s facility, to build a manufacturing plant of anode material for lithium-ion batteries with a projected annual production volume of 40,000 tons. The property presents no environmental limitations for construction and offers all necessary infrastructure to have a safe and direct pipeline chemical supply from Olin as well as rail, port, and road for both importing raw materials and exporting final products throughout North America and Europe.

Determined to develop the entire value chain from mine to anode materials to provide a traceable and carbon-neutral source to battery manufacturers, NMG has signed an important collaboration agreement for the use of Forge Nano’s proprietary Atomic Layer Deposition-coating technologies (“ALD”) (see press release dated October 6, 2020). The coating of spherical graphite is the last process step needed to complete the Company’s graphite-based product range for the EV and renewable energy sectors. ALD technologies will enhance the performance of NMG’s graphite as part of the Lithium-ion battery system.

Management Discussion and Analysis | Q3-2020	6

COMMERCIAL STRATEGY

SALES

Following intensified marketing and technical sales activities, NMG secured sales agreements on North American, European and Asian markets for hundreds of tonnes of high-quality graphite, produced from the Company’s demonstration plant (see press release dated September 24, 2020).

•	The basket price received per tonne of flake graphite has been in excess of US$1,500 per tonne, without downstream value-added processing.

•	The Company is currently under several NDAs with major electric vehicle OEMs qualifying its carbon-neutral advanced materials for lithium-ion batteries.

As commercial discussions intensify with European automakers for NMG’s battery anode material, the Company announced the opening of a London-based sales office to readily respond to the growing enquiries from local customers and other stakeholders (see press release dated November 5, 2020).

On February 14, 2019, the Company entered into a Binding Offtake and Joint Marketing Agreement with Traxys for flake graphite concentrate to be produced at the Company’s Saint-Michel-des-Saints operation.

•	For each of the first two years, Traxys will market 200 tonnes of flake graphite concentrate (400 tonnes in total) from the Company’s currently operating graphite demonstration plant for customer product prequalification purposes.

•	For each of the first five years of the Company’s commercial production, 25,000 tonnes of flake graphite product will be sold through Traxys by NMG.

•	Traxys will have the exclusive right to market, distribute and resell the flake graphite products to its customer base.

PARTNERSHIPS, RESEARCH AND DEVELOPMENT

The Company has partnered with Hydro-Québec to research and develop graphite anode materials used to make lithium-ion batteries (see press release dated May 17, 2018). A world-renowned innovation hub, Hydro-Québec’s Center of Excellence in Transportation Electrification and Energy Storage is developing some of the world’s most advanced battery material technologies for electric vehicles and other energy storage applications. Through the partnership, Hydro-Québec’s impressive intellectual property portfolio (over 2,000 patents) and leading-edge facilities provide a springboard for NMG’s technological developments and commercialization activities.

•	NMG also holds an operating license to commercialize Hydro-Québec’s battery material technologies and position Québec in the lithium-ion battery value chain.

The Company also maintains a portfolio of research and development projects to refine its line of specialty products based on market demands and innovations.

Management Discussion and Analysis | Q3-2020	7

MARKET UPDATE

Despite the current economic conditions caused by COVID -19, global market parameters and trends remain very attractive. Benchmark Mineral Intelligence’s revised projections published in April 2020 show only a slight variation (3%) in the demand for natural graphite despite the impact of the pandemic. With China being the only producer of purified spherical graphite, the current situation has reinforced the need for local and resilient supply chains. NMG is set to become the only fully integrated source of green battery anode material in the Western World, benefiting in this respect.

•	Currently, lithium-ion battery plants under construction in North America and Europe account for approximately 865 GWh of capacity (Benchmark Mineral Intelligence, September 2020).

Technological trends and new GHG policies have pushed the graphite market, mainly with regard to lithium-ion batteries and fuel-cell technologies, into an accelerated growth curve. Benchmark Mineral Intelligence forecasts that demand for natural graphite will exceed supply, creating a deficit market starting in 2023.

•	On the heels of the European Union, China and Canada’s own declarations, the U.S. recently identified graphite as a strategic mineral for economic growth and national security as per the Presidency Executive Order on “Addressing the Threat to the Domestic Supply Chain from Reliance on Critical Minerals from Foreign Adversaries” dated September 30, 2020.

Concurrently to exponential demand, there is increased focus on carbon neutrality in the market to cater to consumers’ green expectations and governments’ more stringent environmental regulations. NMG is ideally positioned to respond to this growing trend thanks to its green, zero-carbon and traceable materials.

ADMINISTRATION AND GOVERNANCE

On August 28, 2020, the Company successfully closed with Pallinghurst Graphite Limited (“Pallinghurst”), a significant shareholder, the following financing transactions that will fund the next phase of its development, focused on lithium-ion battery material. The financing includes:

•	A convertible bond subscription agreement pursuant to which the Company has agreed to issue to Pallinghurst a secured convertible bond in the principal amount of $15 million. The transaction also includes 75 million warrants at a price of $0.22 per common share for a period of 36 months from the issuance date of the warrants.

•	A royalty purchase agreement pursuant to which Pallinghurst has agreed to exchange the principal amount and accrued interest under its existing loan offers of $4.3 million into a net smelter return royalty of 3.0% on the Matawinie graphite mining project, with a partial buy-back option representing 1.0% in favor of the Company.

On June 30, 2020, the Government of Canada, through its Canada Economic Development for Quebec Regions branch, granted NMG $1.5 million in funding to support the acquisition, adaptation, and installation of state-of-the-art equipment to micronize and spheronize natural flake graphite.

On April 29, 2020, the Company announced that it had obtained non-dilutive financial leverage totalling $5,206,905:

•	non-refundable financial assistance of a maximum of $3,000,000 through the Technoclimat Program of Transition énergétique Québec (“TEQ”);

•	funding of $1,994,405 closed with Investissement Québec through two loan offers that are ready to be disbursed as per NMG’s cash flow needs, subject to the loan offer conditions; and

•	following the closing of a $4,250,000 grant from Sustainable Development Technology Canada (see press release dated August 20, 2019) in 2019, an increase of 5% over the initial commitment has been obtained as a result of the impact of COVID-19 on Canadian companies, representing an additional amount of $212,500.
Management Discussion and Analysis | Q3-2020	8

On June 17, 2020, TEQ increased their contribution by advancing $150,000 to NMG, representing an increase of 5%, as a result of the impact of COVID-19 on Canadian companies. In addition, they also granted NMG an additional amount of $150,000 which sums up the total contribution of TEQ to $3,300,000.

LEADERSHIP

The Company’s management team and Board of Directors recognize the value of good corporate governance and the need to adopt best practices in terms of social, economic and environmental responsibility. The Company’s declaration of ethical values and sustainable development policy can be found on NMG’s website.

The Board of Directors has three committees: the Audit Committee, the Human Resources and Compensation Committee, and the Governance and Sustainable Development Committee. The Company’s directors have expertise in intellectual property, law relating to the environment, business administration, mining development and exploration, investment, as well as finance.

RISKS

Despite COVID-19, the Company is continuing to develop the Matawinie project and its VAP strategy mainly through remote work solutions with its management team, employees, consultants, business partners and Government representatives. Given the unknown impacts of the pandemic on the Company’s ecosystem, the 2020 goals (see press release dated January 14, 2020) continue to be advanced whilst reporting on these has been temporarily suspended.

Management Discussion and Analysis | Q3-2020	9

THIRD QUARTER RESULTS

EXPLORATION AND EVALUATION EXPENDITURES

MATAWINIE $
Balance as at January 1, 2020	33,099,007
Geology	347,689
Metallurgy	290,070
Environmental and social impact study	300,815
Engineering	3,788,457
Value-added product development	2,463,314
Demonstration plant	2,547,642
Other exploration expenditures	488,340
Total exploration and evaluation expenditures	10,226,327
Net tax credits	(1,223,252)
Net smelter royalty sold (partial)	(1,549,040)
Prepaid exploration and evaluation expenditures	246,496
Balance as at September 30, 2020	40,840,830

The values in the table above are presented net of all grants recognized in connection with these costs.

OPERATING RESULTS

FOR THE NINE-MONTH PERIODS ENDED
DESCRIPTION	September 30, 2020 $	September 30, 2019 $	VARIATION $
Office and administration expenses (a)	545,790	299,542	246,248
Financial fees (b)	623,449	195,470	427,979

a)	The office and administration expenses increased by $243,601 mainly because of a new monthly lease fee, recorded as an operating lease, concerning a land for a future VAP process plant and higher office expenses.

b)	The financial fees increased by $427,979 because of additional debt.
Management Discussion and Analysis | Q3-2020	10

QUARTERLY RESULTS

During the three-month period ended September 30, 2020, the Company recorded a net loss of $ 2,681,367 ($1,877,588 in 2019) and a net loss per share of $0.010 ($0.007 in 2019). The major variances are explained hereunder.

	Q3-2020	Q2-2020	Q1-2020	Q4-2019
DESCRIPTION	(note a) $	(note b) $	$	$
Income	-	-	-	-
Net loss	(2,681,367)	(2,021,824)	(2,024,678)	(1,956,258)
Loss per share	(0.010)	(0.008)	(0.008)	(0.009)

	Q3-2019	Q2-2019	Q1-2019	Q4-2018
DESCRIPTION	$	$	$	$
Income	-	-	-	-
Net loss	(1,877,588)	(1,702,086)	(1,295,133)	(2,282,125)
Loss per share	(0.007)	(0.008)	(0.007)	(0.014)

Results in 2019 were influenced by the application of IFRS 16. The 2018 figures have not been restated for the adoption of IFRS 16 and, as such, the net loss is not comparable to the fourth quarter of 2018.

a)	The net loss observed in the third quarter of 2020 is higher than the net loss of the second quarter of 2020, mainly explained by higher wages and benefits and increase in share-based compensation.

The net loss observed in the second quarter of 2020 is comparable to the net loss of the first quarter of 2020, however the loss before tax was lower by $310,000. The wages and benefits expenses in the second quarter were lower versus the first quarter of 2020 mainly because of government support programs in relation to COVID-19.

LIQUIDITY AND FUNDING

As at September 30, 2020, the Company had a working capital of $4,233,061, including $7,044,695 in cash.

FOR THE NINE-MONTH PERIODS ENDED

CASH FLOWS PROVIDED BY (USED IN)	September 30, 2020 $	September 30, 2019 $
Operating activities before the net change in working capital items	(3,446,818)	(2,955,043)
Net change in working capital items	(617,799)	(752,242)
Operating activities	(4,064,617)	(3,707,285)
Investing activities	(8,758,704)	(11,840,455)
Financing activities	15,790,571	20,724,264
Increase in cash	2,967,250	5,176,524
Management Discussion and Analysis | Q3-2020	11

OPERATING ACTIVITIES

For the nine-month period ended September 30, 2020, cash outflows from operating activities totalled $4.1 million, while there were $3.7 million of cash outflows for the same period in 2019. The cash outflows were slightly higher due to a higher net loss explained by an increase in headcount which translated to higher wages and benefits.

INVESTING ACTIVITIES

For the nine-month period ended September 30, 2020, cash used in investing activities totalled $8.8 million whereas in 2019 investing activities were of $11.8 million. The major variance is explained by $4.4 million of tax credits & grants received in 2020; partly offset by increased exploration and evaluation activities.

FINANCING ACTIVITIES

For the nine-month period ended September 30, 2020, the Company had net cash receipts related to financing activities of $15.8 million, mainly due to the receipt of a convertible bond of $15.0 million from Pallinghurst, whereas the Company had $20.7 million of net cash receipt in 2019 mainly due to the closing of a private placement of $20.3 million during that period.

ADDITIONAL INFORMATION

RELATED PARTY TRANSACTIONS

The related parties of the Company include key management personnel, directors, and significant shareholders.

	FOR THE NINE-MONTH PERIODS ENDED
	September 30, 2020 $	September 30, 2019 $
Key management personnel of the Company
Wages and benefits expenses	983,618	736,657
Share-based compensation	159,635	183,546
Directors of the Company
Board fees	59,163	61,228
Share-based compensation	130,552	63,624

On August 28,2020, the Company closed the following financing transactions with Pallinghurst, a significant shareholder of the Company:

•	a secured convertible bond being a three-year instrument with a principal of $15 million. The principal amount, together with all accrued and unpaid or uncapitalized interest under the bond, will become payable on the date that is 36 months following the issuance of the bond. At any time, Pallinghurst has the right to convert all or a portion of the bond into such number of common shares of the Company equal to the principal amount being converted, divided by the conversion price of $0.20 per common share. Pallinghurst also has the right to convert all or a portion of any accrued and unpaid or uncapitalized interest under the bond into common shares of the Company at the market price of the common shares at the future time of conversion subject to TSXV approval. Concurrently with the issuance of the bond, the Company issued to Pallinghurst common share purchase warrants entitling Pallinghurst to purchase up to 75,000,000 common shares of the Company, at a price of $0.22 per common share for a period of 36 months from the issuance date of the warrants; and

•	the Company issued a 3.0% net smelter royalty (the “Royalty”) over the Matawinie graphite property to Pallinghurst for an aggregate purchase price of $4,306,036. For a period of three years following issuance thereof, the Royalty is subject to a 1.0% buy back right in favour of the Company for a buy-back price of $1,306,036 plus an amount equal to interest accrual at a rate of 9.0% per annum from and after the closing of the Royalty Transaction up to the buyback date. The purchase price for the Royalty was satisfied by setting-off all principal and accrued interest amounts owing by the Company to Pallinghurst under the promissory note dated June 27, 2019 in the principal amount of $2 million and the promissory note dated March 16, 2020 in the principal amount of $2 million, each of which was cancelled.
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During the nine -month period ended September 30, 2020, the Company contracted a new financing agreement with Investissement Québec, a significant shareholder, for an aggregate amount received of $1,802,050 through two loan offers. The interest rate on the loan offer totalling $610,040 is the current prime rate of 2.45% plus 0.07%, while the interest rate on the loan offer totalling $1,192,010 is the current prime rate of 2.45%. The capital shall be repaid by no later than the term’s expiry on June 30, 2021. To secure its obligations set out in the loan offers, the Company granted two first-ranking mortgages for a total of the loan amount received covering the universality of its present and future receivables, including the universality of its tax credits.

OFF-BALANCE SHEET TRANSACTIONS

There are no off-balance sheet transactions.

CRITICAL ACCOUNTING ESTIMATES, JUDGEMENTS AND ASSUMPTIONS

The preparation of condensed consolidated interim financial statements in conformity with IFRS requires management to apply accounting policies and make estimates and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes. There is full disclosure of the Company’s critical accounting policies and accounting estimates in notes 3 and 4 of the audited consolidated financial statements for the year ended December 31, 2019.

CAPITAL STRUCTURE

November 19, 2020
Common shares	263,804,315
Convertible bond	75,000,000
Warrants	86,895,391
Options	21,600,000
Total common shares fully diluted	447,299,706
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CONTINUOUS DISCLOSURE

This MD&A was prepared as of November 19, 2020. More information about the Company can also be found on SEDAR (www.sedar.com).

November 19, 2020

(signed) Eric Desaulniers	(signed) Charles-Olivier Tarte
Eric Desaulniers, MSc, Geo	Charles-Olivier Tarte, CPA CMA
President and Chief Executive Officer	Chief Financial Officer
Management Discussion and Analysis | Q3-2020	14